SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                --------------

                                   FORM 6-K

                                --------------



                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                               For May 12, 2004



                                 CNOOC Limited

                (Translation of registrant's name into English)

            -------------------------------------------------------


                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

            -------------------------------------------------------





(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F   X               Form 40-F
                            -------                   -------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                         No        X
                            -------                   -------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

I. NOTICE OF ANNUAL GENERAL MEETING
-----------------------------------

                                [LOGO OMITTED]

                                 CNOOC Limited
                         [CHINESE CHARACTERS OMITTED]
              (Incorporated in Hong Kong with limited liability)
                               (Stock code: 883)


                       NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of CNOOC Limited (the "Company") will be held on 14 June, 2004 at 10:30 a.m. at Island Shangri-la Hong Kong, Two Pacific Place, Supreme Court Road, Hong Kong for the following purposes:

As Ordinary Business:

1. To receive and consider the Audited Accounts for the year ended 31 December 2003 together with the Reports of the Directors and the Auditors thereon.

2. To re-elect and elect Directors. The Directors to be re-elected or elected are as follows:

     (1)  Shouwei ZHOU

          Mr. Zhou, aged 53, has been a Director of the Company since September 1999. Mr. Zhou received a doctorate degree from the Southwest China Petroleum Institute and is a senior engineer. He was appointed as a Director and Executive Vice President of the Company in September 1999 and is responsible for the management and operation of CNOOC China Limited. Mr. Zhou was appointed the President of the Company in August 2002. Mr. Zhou is also a Vice President of China National Offshore Oil Corporation ("CNOOC"). Mr. Zhou was the Deputy General Manager and later promoted to General Manager of China Offshore Oil Bohai Corporation, a subsidiary of CNOOC. With effect from 14 January 2004, Mr. Zhou was appointed the Director and the Chairman of Offshore Oil Engineering Co. Ltd., a listed company in Shanghai whose majority shareholder is CNOOC. He joined CNOOC in 1982.

          Mr. Zhou does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

          Mr. Zhou has personal interests in 6,650,000 shares of the Company (taking into account the one-for five share split of the Company announced on 17 March 2004) within the meaning of Part XV of the Securities and Futures Ordinance.

          Under Mr. Zhou's service contract, Mr. Zhou's emoluments comprise an annual Salary of HK$1,880,000 subject to an annual increment as determined by the board of Directors, but not exceeding 15% of his then current salary. The emoluments of Directors were determined with reference to their perception of the industry standards and the prevailing market conditions.

     (2)  Kenneth S. COURTIS

          Dr. Courtis, aged 58, is a Managing Director of Goldman Sachs and Vice Chairman of Goldman Sachs Asia. He advises the firm on economics and strategy throughout the Asia-Pacific region as well as in Europe and North America. Dr. Courtis has won numerous prizes and distinctions for his research and is a valued advisor on international economic, financial and investment matters. He has lectured and written widely on the related fields of international finance, macro-economic policy, global capital markets and strategy. He is a prominently quoted commentator on global economic, financial and political developments.

          He serves on the international advisory boards of a variety of leading international firms, public policy organizations and universities. After graduating with honours from Glendon College in Toronto, Dr. Courtis received a M.A. in international economics from Sussex University, England, a M.B.A. in finance and strategy from INSEAD (European Institute of Business Administration) and a Doctorate, with honours and the highest distinction, from the Institute of Economic and Political Studies in Paris. Prior to joining Goldman Sachs, he served as Chief Asia Economist and Strategist for Deutsche Bank.

          Dr. Courtis was previously a member of the Company's International Advisory Board ("IAB").

          Dr. Courtis has been an Independent Non-Executive Director of the Company since November 2002.

          Dr. Courtis does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

          Dr. Courtis has personal interests in 1,150,000 shares of the Company (taking into account the one-for five share split of the Company announced on 17 March 2004) within the meaning of Part XV of the Securities and Futures Ordinance.

          There is no service contract between the Company and Dr. Courtis. The emoluments of Directors were determined by the Board with reference to their perception of the industry standards and the prevailing market conditions.

     (3)  Erwin SCHURTENBERGER

          Dr. Schurtenberger, aged 64, was the Ambassador of Switzerland to the People's Republic of China, the Democratic People's Republic of Korea and the Republic of Mongolia (1988-1995). He joined the Swiss Foreign Services in 1969. Over the years, he held various diplomatic positions in Bangkok, Hong Kong, Beijing and Tokyo. He also served as the Ambassador of Switzerland to Iraq. He has been an independent business advisor to various European multinationals, American groups and humanitarian aid organizations. He was the President of the Swiss-Asia Foundation. He serves on the Boards of ROBERT BOSCH RBint. and its IAB, BUHLER GROUP Switzerland, FIRMENICH, TAIKANG Life Insurance, WINTERTHUR Insurances (Asia). Dr. Schurtenberger is also a senior advisor to the China Training Center for Senior Personnel Management Officials. He received a Ph.D. Degree in Economics and was trained in political science and philosophy. Dr. Schurtenberger is presently Chairman of the Company's IAB.

          Dr. Schurtenberger has been an Independent Non-Executive Director of the Company since November 2002.

          Dr. Schurtenberger does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

          Dr. Schurtenberger has personal interests in 1,150,000 shares of the Company (taking into account the one-for five share split of the Company announced on 17

          March 2004) within the meaning of Part XV of the Securities and Futures Ordinance.

          There is no service contract between the Company and Dr. Schurtenberger. The emoluments of Directors were determined by the Board with reference to their perception of the industry standards and the prevailing market conditions.

     (4)  Evert HENKES

          Mr. Henkes, aged 60, was the CEO of Shell's global chemical business during 1998-2003. Since joining Shell in 1973, he served in various executive positions worldwide, including Managing Director of Shell Chemicals UK Ltd and a Managing Director of Shell UK, President of Billiton Metals and Shell's Metals Co-ordinator, Shell's Chemicals Co-ordinator and Director of Strategy & Business Services Shell International Chemicals Ltd. He also had directorships in regional and global industry bodies, including CEFIC and ICCA.

          He is also a director of Tate & Lyle Plc, BPB Plc, Outokumpu Oy and SembCorp Industries Ltd.

          Mr. Henkes has been an Independent Non-Executive Director of the Company since September 2003.

          Mr. Henkes does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

          Mr. Henkes has personal interests in 1,150,000 shares of the Company (taking into account the one-for five share split of the Company announced on 17 March 2004) within the meaning of Part XV of the Securities and Futures Ordinance.

          There is no service contract between the Company and Mr. Henkes. The emoluments of Directors were determined by the Board with reference to their perception of the industry standards and the prevailing market conditions.

3. To re-appoint the Auditors and to authorise the Directors to fix their remuneration.

     As Special Business, to consider and, if thought fit, to pass the following as ordinary resolutions or special resolutions (as indicated below):

                             ORDINARY RESOLUTIONS

I.   "THAT:

     (a) subject to paragraphs (b) and (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares in the capital of the Company ("Shares") including any form of depositary receipts representing the right to receive Shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange in accordance with all applicable laws including the Hong Kong Code on Share Repurchases and the Rules Governing the Listing of Securities on the Stock Exchange as amended from time to time be and is hereby generally and unconditionally approved;

     (b) the aggregate nominal amount of Shares which may be purchased or agreed conditionally or unconditionally to be purchased by the Directors pursuant to the approval in paragraph (a) above shall not exceed 10 percent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

     (c)  for the purpose of this Resolution:

          "Relevant Period" means the period from the passing of this Resolution until the earliest of:

          (i) the conclusion of the next annual general meeting of the Company;

          (ii) the expiry of the period within which the next annual general meeting of the Company is required by the Company's articles of association (the "Articles of Association") or the Companies Ordinance to be held; and

          (iii) the revocation or variation of the authority given to the Directors under this Resolution by ordinary resolution of the Company's shareholders in general meeting."

II.  "THAT:

     (a) subject to paragraph (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional Shares and to make or grant offers, agreements and options which might require the exercise of such powers be and are hereby generally and unconditionally approved;

     (b) the approval in paragraph (a) shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

     (c) the aggregate nominal amount of share capital allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph
          (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of options granted under any share option scheme adopted by the Company or (iii) any scrip dividend on Shares in accordance with the Articles of Association, shall not exceed the aggregate of (aa) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, plus (bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the aggregate nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution), and the said approval shall be limited accordingly; and

     (d)  for the purpose of this Resolution:

          "Relevant Period" means the period from the passing of this Resolution until the earliest of:

          (i) the conclusion of the next annual general meeting of the Company;

          (ii) the expiry of the period within which the next annual general meeting of the Company is required by the Articles of Association or the Companies Ordinance to be held; and

          (iii) the revocation or variation of the authority given to the Directors under this Resolution by ordinary resolution of the Company's shareholders in general meeting; and

          "Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of Shares on the register of members on a fixed record date in proportion to their then holdings of such Shares (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory applicable to the Company) and an offer, allotment or issue of shares by way of rights shall be construed accordingly."

III. "THAT the Directors be and are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the Resolution numbered II in the notice of this meeting in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution."

                              SPECIAL RESOLUTION

IV.  "THAT:

     (a) Article 2(a) of the Company's Articles of Association be amended by adding:

          Immediately before the existing definition of "Auditors": "Associate shall have the meaning ascribed to it under the Listing Rules as amended from time to time."

          Immediately before the existing definition of "Dividend" and deleting the existing definition of "Clearing House": "Clearing House shall mean a recognised clearing house within the meaning of
          Part 1 of Schedule 1 to the Securities and Futures Ordinance (Chapter 571) as amended from time to time"

          Immediately before the existing definition of "month": "Listing Rules means the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited as amended from time to time"

          Immediately before the existing definition of "these Articles":
          "Subsidiary and holding company shall have the meanings ascribed to them under the Listing Rules"

     (b) Article 15 of the Company's Articles of Association be amended by adding at the end thereof:

          "In any event, the Company shall, within 10 business days (being any day on which a recognised stock market is open for the business of dealing in securities) after the date on which a transfer of any of its shares, debentures or debenture stock is lodged with the Company, complete and have ready for delivery the certificates of all shares, the debentures and the certificates of all debenture stock so transferred, unless the conditions of issue of the shares, debentures or debenture stock otherwise provide."

     (c) Article 78 of the Company's Articles of Association be amended by adding at the end thereof:

          "Where a member is, under the Listing Rules, required to abstain from voting on



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

          any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted."

     (d) Article 97 of the Company's Articles of Association be amended by deleting the following:

          "No person other than a Director retiring at the meeting, shall, unless recommended by the Directors for election, be eligible for election as a Director at any general meeting unless not less than seven (7) days before the date appointed for the meeting there shall have been lodged at the Office or at the head office of the Company a notice signed by a member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also a notice signed by the person to be proposed of his willingness to be elected."

          and replacing it with the following:

          "No person other than a Director retiring at the meeting, shall, unless recommended by the Directors for election, be eligible for election as a Director at any general meeting unless there shall have been lodged at the Office or at the head office of the Company within the period referred to in the next succeeding sentence a notice signed by a member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also a notice signed by the person to be proposed of his willingness to be elected. The period for lodgement of such notices shall commence on (and include) the day after the despatch of the notice of meeting appointed for such election and end on (and exclude) the date that is seven (7) days before the date appointed for the meeting."

     (e) Article 100 of the Company's Articles of Association be deleted and replaced with the following:

          "100. The Company may by ordinary resolution remove any Director notwithstanding anything in these Articles or in any agreement between him and the Company (but without prejudice to any right to damages for termination of such agreement not in accordance with the terms thereof), and may, if thought fit, by ordinary resolution appoint another person in his stead. Special notice is required of a resolution to remove a Director, or to appoint somebody in place of a Director so removed at the meeting at which he is removed, in accordance with the Ordinance. Any person so elected shall hold office for such time only as the Director in whose place he is elected would have held the office if he had not been removed."

     (f)  Article 103 be deleted and replaced with the following:

          "103. No person other than a retiring Director shall, unless recommended by the Board for re-election, be eligible for election to the office of Director at any annual general meeting unless notice in writing of the intention to propose that person for election as a Director and notice in writing by that person of his consent to be elected shall have been lodged at the Office or head office of the Company. The period for lodgement of such notices shall commence on (and include) the day after the despatch of the notice of meeting appointed for such election and end on (and exclude) the date that is seven (7) days before the date appointed for the meeting."

     (g) Article 104 of the Company's Articles of Association be amended by deleting the following:

          "A Director shall not be liable for the acts or defaults of any alternate Director appointed by him"

          and replacing it with the following:

          "An alternate Director shall be responsible and liable for his own acts, omissions and defaults. An alternate Director shall not be deemed to be an agent of the Director who appoints him. The Director who appoints the alternate Director shall not be vicariously liable for any acts or omissions, including but not limited to any tort, committed by or of the alternate Director while acting in the capacity of alternate Director."

     (h)  Article 108 be deleted and replaced with the following:

          "108. A Director shall not vote (nor shall he be counted in the quorum) on any resolution of the Board in respect of any contract or arrangement or proposal in which he is or any of his associates are materially interested, and if he shall do so his vote shall not be counted (nor shall he be counted in the quorum for that resolution), but this prohibition shall not apply to any of the following matters, namely:

          (a) any contract or arrangement for the giving by the Company of any security or indemnity to the Director or his associate(s) in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries;

          (b) any contract or arrangement for the giving by the Company of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility, or guaranteed or secured in whole or in part whether alone or jointly;

          (c) any contract or arrangement concerning an offer of the shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

          (d) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company;

          (e) any contract or arrangement concerning any other company in which the Director or his associate(s) is/are interested whether directly or indirectly as an officer or executive or a shareholder or in which the Director or his associate(s) is/are beneficially interested in shares of that company other than a company in which the Director and any of his associates are in aggregate beneficially interested 5% or more of the issued shares of any class of the equity share capital of such company (or of any third company through which his interest or that of his associates is derived) or of the voting rights (excluding for the purpose of calculating such five per cent. interest any indirect interest of such Director or his associates by virtue of an interest of the Company in such company);

          (f) any proposal or arrangement for the benefit of employees of the Company or its subsidiaries including the adoption, modification or operation of a pension fund or retirement, death or disability benefit scheme which relates both to Directors, his associate(s) and employees of the Company or of any of its subsidiaries and does not give in respect of any Director, or his associate(s), as such any privilege or advantage not generally accorded to the class of persons to whom such scheme or fund relates;

          (g) any proposal or arrangement concerning the adoption, modification or operation of any employees' share scheme involving the issue or grant of options over shares or other securities by the Company to, or for the benefit of, the employees of the Company or its subsidiaries under which the Director or his associate(s) may benefit.

          A company shall be deemed to be a company in which a Director and/or his associate(s) owns 5% or more if and so long as (but only if and so long as) he and/or his associate(s) (either directly or indirectly) is/are the holders of or beneficially interested in 5% or more of any class of the equity share capital of such company or of the voting rights available to members of such company (or any third company through which his/their interest or that of any of his associates is derived) or of the voting rights of any class of shares available to shareholders of the Company. For the purpose of this paragraph there shall be disregarded any shares held by a Director or his associate(s) as bare or custodian trustee and in which he or any of them has no beneficial interest, any shares comprised in a trust in which the interest of the Director or his associate(s) is/are in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director or his associate(s) is interested only as a unit holder and any shares which carry no voting right at general meetings and restrict dividend and return of capital rights.

          Where a company in which a Director and/or his associate(s) holds 5% or more of any class of the equity share capital of such company or of the voting rights of any class of shares available to shareholders of the Company is/are materially interested in a transaction, then that Director shall also be deemed materially interested in such transaction.

          If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the Chairman of the meeting) or as to the entitlement of any Director (other than such Chairman) to vote or be counted in the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the Chairman of the meeting and his ruling in relation to such other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the Chairman of the meeting such question shall be decided by a resolution of the Board (for which purpose such Chairman shall not be counted in the quorum and shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such Chairman as known to such Chairman has not been fairly disclosed to the Board."

     (i)  A new Article 159A be added after Article 159 as follows:

          "159A. Subject to Article 159 and the provisions of and so far as may be permitted by the Ordinance, the Company may purchase and maintain for any officer of the Company:

          (i) insurance against any liability to the Company, a related company or any other party in respect of any negligence, default, breach of duty or breach of trust (save for fraud) of which he may be guilty in relation to the Company or a related company; and

          (ii) insurance against any liability incurred by him in defending any proceedings, whether civil or criminal, taken against him for any negligence, default, breach of duty or breach of trust (including fraud) of which he may be guilty in relation to the Company or a related company.

          In this Article 159A, "related company" in relation to the Company means any company that is the Company's subsidiary or holding company or a subsidiary of the Company's holding company."


                                                    By order of the Board
                                                          Cao Yunshi
                                                      Company Secretary
Hong Kong, 12 May 2004

Notes:

(1) Any member entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.

(2) In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company's registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong not less than 48 hours before the time fixed for holding the above meeting. Completion and return of a form of proxy will not preclude a member from attending and voting in person if he is subsequently able to be present.

(3) In relation to the Ordinary Resolution set out in item I of the Notice, the Directors wish to state that they have no immediate plans to repurchase any existing shares. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own shares, as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), will be set out in a separate letter from the Company.

(4) In relation to the Ordinary Resolution set out in item II of the Notice, the Directors wish to state that they have no immediate plans to issue any new shares of the Company. Approval is being sought from the shareholders as a general mandate for the purpose of Section 57B of the Companies Ordinance and the Listing Rules.

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

II. Explanatory Statement Relating to the General Mandate to Repurchase Shares
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                                   IMPORTANT
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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss however arising from or in reliance upon the whole or any part of the contents of this document.

If you are in any doubt as to any aspect of this document, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your Shares in CNOOC Limited, you should at once hand this document and the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

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                                [LOGO OMITTED]

                                 CNOOC LIMITED
                         [CHINESE CHARACTERS OMITTED]
              (Incorporated in Hong Kong with limited liability)
                               (Stock Code:883)

Executive Directors:                              Registered Office:
Fu Chengyu                                        65th Floor
Jiang Longsheng                                   Bank of China Tower
Zhou Shouwei                                      1 Garden Road
Luo Han                                           Hong Kong

Independent Non-Executive Directors:
Chiu Sung Hong
Erwin Schurtenberger
Kenneth S. Courtis
Evert Henkes

                                                                  12 May 2004
To the shareholders

Dear Sir or Madam,

                       EXPLANATORY STATEMENT RELATING TO
                   THE GENERAL MANDATE TO REPURCHASE SHARES

                       EXTENSION OF SHARE ISSUE MANDATE

                                      AND

                PROPOSED AMENDMENTS OF ARTICLES OF ASSOCIATION

     This is the Explanatory Statement required to be sent to shareholders under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") in connection with the proposed ordinary resolution set out in item I of the notice of annual general meeting (the "AGM Notice") dated 12 May 2004 for the approval of the renewal of the general mandate for repurchase of shares at the annual general meeting to be held at Island Shangri-la Hong Kong, Two Pacific Place, Supreme Court Road, Hong Kong on 14 June 2004 at 10:30 a.m. (the "AGM"). Reference in this document to "Shares" means share(s) of all classes in the share capital of CNOOC Limited (the "Company").

EXERCISE OF THE REPURCHASE MANDATE

     The Directors believe that the flexibility afforded by the mandate granted to them if the Ordinary Resolution set out in item I of the AGM Notice (the "Repurchase Mandate") is passed would be beneficial to the Company.

     It is proposed that up to 10 per cent. of the issued and fully paid up Shares on the date of the passing of the resolution to approve the Repurchase Mandate may be repurchased. As at 7 May 2004, being the latest practicable date for ascertaining certain information referred to in this document prior to the printing of this document (the "Latest Practicable Date"), 41,070,828,275 Shares were issued. Subject to the passing of the Ordinary Resolution set out in item I of the AGM Notice and on the basis that no Shares are issued or repurchased by the Company between the Latest Practicable Date and the date of the AGM, the Directors would be authorised to repurchase up to 4,107,082,827 Shares during the period up to the date of the next annual general meeting in 2005, or the expiration of the period within which the next annual general meeting of the Company is required by law or the articles of association of the Company to be held, or the revocation or variation of the Repurchase Mandate by an ordinary resolution of the shareholders at a general meeting of the Company, whichever of these three events occurs first.

REASONS FOR REPURCHASES

     Repurchases of Shares will only be made when the Directors believe that such a repurchase will benefit the Company and its shareholders. Such repurchases may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value and/or earnings per Share of the Company.

FUNDING OF REPURCHASES

     Repurchases pursuant to the Repurchase Mandate would be financed entirely from the Company's available cash flow or working capital facilities. Any repurchases will be made out of funds of the Company legally permitted to be utilised in this connection in accordance with its memorandum and articles of association, the Listing Rules and applicable laws and regulations of Hong Kong.

     There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in its most recently published audited accounts for the year ended 31 December 2003 dated 15 March 2004) in the event that the Repurchase Mandate is exercised in full. However, the Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

DISCLOSURE OF INTERESTS

     None of the Directors, and to the best of their knowledge, having made all reasonable enquiries, none of their associates (as defined in the Listing Rules), have any present intention, if the Repurchase Mandate is approved by the shareholders, to sell any Shares to the Company or its subsidiaries.

     No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, nor have undertaken not to do so, if the Company is authorised to make purchase of Shares.

DIRECTORS' UNDERTAKING

     The Directors have undertaken to The Stock Exchange of Hong Kong Limited (the "Stock Exchange") that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of Hong Kong.

SHARE REPURCHASE MADE BY THE COMPANY

     No repurchases of Shares have been made by the Company during the last six months (whether on the Stock Exchange or otherwise) from the Latest Practicable Date.

TAKEOVERS CODE CONSEQUENCES

     If as a result of a repurchase of Shares by the Company, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Hong Kong Code on Takeovers and Mergers (the "Takeovers Code"). As a result, a shareholder, or a group of shareholders acting in concert, depending on the level of increase of its or their shareholding, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

     As at the Latest Practicable Date, the immediate controlling shareholder of the Company, CNOOC (BVI) Limited ("CNOOC BVI"), was recorded in the register required to be kept by the Company under section 336(1) of the Securities and Futures Ordinance as having an interest in 29,000,000,000 Shares, representing approximately 70.61 per cent. of the issued share capital of the Company as at that date. CNOOC BVI is a wholly owned subsidiary of Overseas Oil & Gas Corporation, Ltd., which in turn is a wholly owned subsidiary of China National Offshore Oil Corporation. If the Repurchase Mandate is exercised in full, CNOOC BVI will be interested in approximately
78.46 per cent. of the reduced issued share capital of the Company. The Directors are not aware of any consequences that may arise under the Takeovers Code of such repurchase. The Directors have no intention of exercising the power to repurchase Shares pursuant to the Repurchase Mandate to such extent as would result in the level of shareholdings in the Company held by public shareholders falling below 25%.

MARKET PRICES

     The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months preceding the Latest Practicable Date were (taking into account the one-for-five Share split which was announced on 17 March 2004):

                                                     Price per Share
                                                 Highest         Lowest
2003                                               HK$            HK$
May                                                2.38           1.99
June                                               2.35           2.10
July                                               2.80           2.23
August                                             2.94           2.45
September                                          2.96           2.43
October                                            2.99           2.61
November                                           3.20           2.86
December                                           3.60           3.00

2004
January                                            3.40           2.98
February                                           3.33           3.08
March                                             3.425           3.05

April                                              3.40          2.675

EXTENSION OF SHARE ISSUE MANDATE

     As part of the Ordinary Resolution set out in item II of the AGM Notice for the approval of the renewal of the general mandate for the issuance and allotment of Shares (the "Share Issue Mandate"), it will also be proposed at the AGM that the Directors to increase the maximum number of new Shares which may be issued under the Share Issue Mandate by adding to it the nominal amount of any Shares repurchased pursuant to the Repurchase Mandate (the "Extension of the Share Issue Mandate"). In particular, it is proposed that the aggregate nominal amount of share capital issued and allotted, otherwise than pursuant to a Rights Issue (as hereinafter defined), the exercise of options granted under any share option scheme adopted by the Company or any scrip dividend on Shares in accordance with the articles of association, shall not exceed the aggregate of (i) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing the resolution of the Share Issue Mandate, plus (ii) the aggregate nominal amount of share capital of the Company repurchased by the Company pursuant to the Repurchase Mandate passed at the AGM.

     For this purpose, "Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of Shares on the register of members on a fixed record date in proportion to their then holdings of such Shares, subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory applicable to the Company.

AMENDMENTS OF THE ARTICLES OF ASSOCIATION

     The Company also proposes to amend the articles of association of the Company ("Articles of Association") in order to reflect the recent amendments to the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) and the Listing Rules which came into effect on 13 February 2004 and 31 March 2004 respectively. The proposed amendments to the Articles of Association are subject to the approval of the shareholders of the Company by way of passing a special resolution at the AGM. Details of the proposed amendments of the Articles of Association are set out in the notice of the AGM. The proposed amendments to the Articles of Association include the following provisions:

     (a) new definition of "associate" under the Listing Rules is introduced (Article 2(a));

     (b) where any member is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted (Article 78);

     (c) the period for lodgement by shareholders of the notice to nominate a director shall commence on the day after the despatch of the notice of the general meeting appointed for such election and end on the date that is seven (7) days prior to the date of such general meeting (Articles 97, 103); and

     (d) directors of the Company shall abstain from voting on any board resolution approving any matter in which they or any of their associates have a material interest and are not to be counted towards the quorum of the relevant board meeting except otherwise provided in the Articles of Association (Article 108).

RECOMMENDATION

     The Directors are of the opinion that the grant of the Repurchase Mandate, the Share Issue Mandate, the Extension of the Share Issue Mandate and the amendments to the Articles of

Association are in the best interests of the Company and its shareholders. Accordingly, the Directors recommend shareholders to vote in favour of the relevant resolutions to be proposed at the AGM. Details of the poll procedures are set out in Appendix I to this letter.

                                                    Yours faithfully
                                               On behalf of the Board of
                                                     CNOOC Limited

                                                       FU Chengyu
                                                        Chairman

------------------------------------------------------------------------------
                                  APPENDIX I
------------------------------------------------------------------------------


     Articles 69 to 72 of the Association set out the procedures under which a poll may be demanded.

     At any general meting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by:-

     (i)    the Chairman of the meeting; or

     (ii) at least three members present in person (or in the case of a member being a corporation, by its duly authorised representative) or by proxy and entitled to vote at the meeting; or

     (iii) any member or members present in person (or in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

     (iv) any member or members present in person (or in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

     Unless a poll is so demanded and the demand is not withdrawn, a declaration by the Chairman that a resolution has, on a show of hands, been carried unanimously or by a particular majority or lost shall be final and conclusive, and an entry to that effect in the minute book of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded for or against such resolution.

     A demand for a poll may be withdrawn only with the approval of the Chairman of the meeting, at any time before the close of the meeting or the taking of the poll, whichever is earlier. If a poll be directed or demanded in the manner (including the use of ballot or voting papers or tickets) above mentioned it shall (subject to the provisions of Article 72 hereof) be taken at such time (being not later than thirty days after the date of the demand) and in such manner as the Chairman of the meeting amy appoint. No notice need be given of a poll not taken immediately. The result of such poll shall be deemed for all purposes to be the resolution of the meeting at which the poll was so directed or demanded.

     In the case of an equality of votes at any general meeting, whether upon a show of hands or on a poll, the Chairman of the meeting shall be entitled to a second or casting vote.

     A poll demanded upon the election of a Chairman or upon a question of adjournment shall be taken forthwith. Any business, other than that upon which a poll has been demanded, may be proceeded with pending the taking of the poll.

III. Form of Proxy
------------------

                                [LOGO OMITTED]

                                 CNOOC LIMITED
                         [CHINESE CHARACTERS OMITTED]
              (Incorporated in Hong Kong with limited liability)

     Form of Proxy for the Annual General Meeting to be held on 14 June 2004

I/We (Note 1) _______________________________________________________________
of __________________________________________________________________________
being the registered holder(s) of shares(note 2) of HK$0.02 each in the share capital of the above-named Company HEREBY APPOINT THE CHAIRMAN OF THE MEETING (Note 3) or _________________________________________________________________
of __________________________________________________________________________
as my/our proxy to attend and act for me/us at the Annual General Meeting (and any adjournment thereof) of the said Company to be held at Island Shangri-la Hong Kong, Two Pacific Place, Supreme Court Road, Hong Kong on 14 June 2004 at 10:30 a.m. for the purposes of considering and, if thought fit, passing the Resolutions as set out in the Notice of Annual General Meeting and at such Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the Resolutions as indicated below (Note 4).

---------------------------------------------------------------------------- -------------------------- --------------------------
                           ORDINARY RESOLUTIONS                                       FOR(Note 4)            AGAINST(Note 4)
---------------------------------------------------------------------------- -------------------------- --------------------------
1.    To receive and consider the Audited Accounts for the year ended 31
      December 2003 together with the Reports of the Directors and the
      Auditors thereon.
---------------------------------------------------------------------------- -------------------------- --------------------------
2.    (i)    To re-elect Mr. Shouwei Zhou as Executive Director;                (i)                       (i)
---------------------------------------------------------------------------- -------------------------- --------------------------
      (ii)   To re-elect Professor Kenneth S. Courtis as Independent            (ii)                      (ii)
             Non-Executive Director;
---------------------------------------------------------------------------- -------------------------- --------------------------
      (iii)  To re-elect Dr. Erwin Schurtenberger as Independent                (iii)                     (iii)
             Non-Executive Director;
---------------------------------------------------------------------------- -------------------------- --------------------------
      (iv)   To elect Mr. Evert Henkes as Independent Non-Executive             (iv)                       (iv)
             Director.
---------------------------------------------------------------------------- -------------------------- --------------------------
3.    To re-appoint Ernst & Young as the Company's auditors and to authorise the Directors to fix their remuneration.
---------------------------------------------------------------------------- -------------------------- --------------------------
I.    To grant a general mandate to the Directors to repurchase shares in the Company not exceeding 10% of the aggregate nominal amount of the existing issued share capital.
---------------------------------------------------------------------------- -------------------------- --------------------------
II.   To grant a general mandate to the Directors to issue, allot and deal with additional shares in the Company not exceeding 20% of the existing issued share capital.
---------------------------------------------------------------------------- -------------------------- --------------------------
III.  To extend the general mandate granted to the Directors to issue, allot and deal with shares by the number of shares repurchased.
---------------------------------------------------------------------------- -------------------------- --------------------------
                            SPECIAL RESOLUTION
---------------------------------------------------------------------------- -------------------------- --------------------------
IV. To amend the articles of association of the Company.
---------------------------------------------------------------------------- -------------------------- --------------------------

----------------------------------------------------------------------------------------------------------------------------------
Dated this                  day of                            2004        Signed (Note 5)
           -----------------       ---------------------------                           -----------------------------------------

Notes:

1.   Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
2. Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

3. If any proxy other than the Chairman is preferred, strike out the words "THE CHAIRMAN OF THE MEETING" and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.
4. IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED "AGAINST". Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice of Annual General Meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorised to sign the same.
6. In the case of joint holders of any share, any one of such joint holders may vote at the Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the Meeting, personally or by proxy, the vote of the joint holder whose name stands first in the Register of Members and who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s).
7. To be valid, this form of proxy together with the power of attorney (if any) or other authority under which it is signed (if any) or a notarially certified copy thereof, must be deposited at the Company's registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong not less than 48 hours before the time for holding the Meeting or any adjournment thereof (as the case may be).
8. The proxy need not be a member of the Company but must attend the Meeting in person to represent you.
9. Completion and delivery of the form of proxy will not preclude you from attending and voting at the Meeting if you so wish. In such event, the instrument appointing a proxy shall be deemed to be revoked.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                            CNOOC Limited


                                            By:  /s/ Cao Yunshi
                                                 -----------------------------
                                                    Name: Cao Yunshi
                                                    Title:  Company Secretary

Dated: May 12, 2004